EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2008

(In thousands)

Earnings
Net Income before minority interest	$13,452
Equity earnings	(1,351)
Income distribution from equity investees	1,117
Minority interest in pre-tax income	(2,098)
Amortization of capitalized interest	26
Interest capitalized	(1,159)
Federal and state income taxes	7,354
Fixed charges	5,774
Total Earnings as Defined	$23,115

Fixed Charges
Interest expense on long-term debt and other	$4,004
Interest on rentals*	251
Amortization of debt issuance costs	139
AFUDC borrowed funds	221
Capitalized interest	1,159
Total Fixed Charges	$5,774

Ratio of Earnings to Fixed Charges	4.00x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.